Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

December 11, 2012

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Jay Ingram

Re:	Registration Statement on Form S-4
Filed September 7, 2012
File No. 333-183755

Ladies and Gentlemen:

Enclosed is Amendment No. 2 to Registration Statement File No. 333-183755. As requested in a telephone conversation with David Bernstein of K&L Gates LLP, the phrase “will be deemed to have acknowledged” has been changed on pages 4 and 15 of Amendment No. 2 to “will acknowledge.” In addition, each of the co-registrants has obtained a CIK number and Amendment No. 2 is being filed under the CIK numbers of all the co-registrants.

If you would like to discuss anything about Amendment No. 2, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana
Mark Sustana
General Counsel and Secretary

cc: Jessica Dickerson